CANADIAN NATURAL RESOURCES LIMITED
PROVIDES AN UPDATE ON PELICAN LAKE AND WOODENHOUSE OPERATIONS
CALGARY, ALBERTA – JUNE 8, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) provides an update on its Pelican Lake and Woodenhouse operations. The Company has now been able to gain access to its wells and facilities in these areas, following the previously announced evacuation due to local wildfires. The Company continues to monitor the wildfire situation with local officials and is restarting operations today, ramping production back up in a safe and controlled manner in these areas to approximately 65,000 bbl/d over the next week or so, barring any changes in the current wildfire conditions. There has been no material impact due to the wildfires on Canadian Natural’s total targeted June liquids production, as overall production volumes from these areas have, to a large extent, been mitigated by increased production from other producing areas that the Company had previously curtailed production levels to meet the Government of Alberta’s mandatory June curtailment.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com